SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

A. Issuance of KRW 100 Billion Notes due 2010

Issue Number : 174-1

1.	Aggregate principal amount: KRW100,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: December 19, 2010

5.	Coupon rate: 5.34%

6.	Yield to maturity: 5.34%

7.	Issue date: December 19, 2008

8.	Interest payment method: payable quarterly in arrear on March 19, June 19, September 19 and December 19 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Daewoo Securities Co. Ltd.

B. Issuance of KRW 130 Billion Notes due 2011

Issue Number : 174-2

1.	Aggregate principal amount: KRW130,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: December 19, 2011

5.	Coupon rate: 5.56%

6.	Yield to maturity: 5.56%

7.	Issue date: December 19, 2008

8.	Interest payment method: payable quarterly in arrear on March 19, June 19, September 19 and December 19 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Daewoo Securities Co. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director